UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date April 26, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

ANNOUNCEMENT OF

SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2016 FINANCIAL YEAR
PT TELKOM INDONESIA (PERSERO) Tbk

(No.Tel 83/PR000/COP-I5000000/2017)

The Board of Directors of PT Telkom Indonesia (Persero) Tbk, (hereinafter referred as the “Company”), hereby announces that the Company has convened the Annual General Meeting of Shareholders (hereinafter referred as the “Meeting”) on:

                      Day/Date        : Friday, April 21, 2017

                Time                : 14.15 up to17.58 Western Indonesia Time

                Place                : Ballroom - Hotel Pullman, Jl. M.H Thamrin No. 59 Jakarta 10310

*with note the Meeting was suspended at 16.20 Western Indonesia Time and re-opened at 16.53 Western Indonesia Time

The Meeting was attended by members of the Board of Commissioners and the Board of Directors of the Company, namely:

BOARD OF COMMISSIONERS:

•         Mrs. HENDRI SAPARINI – President Commissioner;

•         Mr. DOLFIE OTHNIEL FREDRIC PALIT - Commissioner;

•         Mr. PONTAS TAMBUNAN – Commissioner;

•         Mr. MARGIYONO DARSASUMARJA – Independent Commissioner;

•         Mr. RINALDI FIRMANSYAH - Independent Commissioner;

•         Mrs. PAMIYATI PAMELA JOHANNA WALUYO - Independent Commissioner.

BOARD OF DIRECTORS:

•         Mr. ALEX J. SINAGA – President Director;

•         Mr. HARRY M. ZEN – Director;

•         Mr. HERDY ROSADI HARMAN - Director;

•         Mr. ABDUS SOMAD ARIEF - Director;

•         Mr. DIAN RACHMAWAN – Director

and the holder/representative of Series A Dwiwarna Share and holder/ representative of Series B Share collectively representing 80.056.663.565 shares or constituted 80,815% of the total number of shares having legal voting rights which have been issued by the Company up to the date of the Meeting (excluding the buy back shares), in the total amount of  99.062.216.600  shares; by taking into account the Company's Shareholders Register as per March 29, 2017 up to 16.15 Western Indonesia Time.

Mechanism to adopt resolution in the Meeting was conducted by deliberation to reach a consensus. But in the event that the deliberation to reach a consensus cannot be reached then the resolution was conducted by voting.

Whereas the Meeting has resolved the following resolutions as set forth in Deed of Minutes of the Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, dated April 21, 2017 number 256, made by Notary Ashoya Ratam SH, M.Kn, which is summary is as follows:

First Agenda	Approval of the Company’s Annual Report for the Financial Year 2016, including the Board of Commissioners’ Supervisory Report
Number of Shareholders who Ask Questions	2 shareholders who ask questions related to combined First Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	79,894,268,065 Shares or 99.797%	2,112,300 Shares or 0.003%	160,283,200 Shares or 0.200%
Resolution

“The meeting with the majority vote 80,054,551,265 (99.997%) of the total votes issued in the Meeting resolved to:

To approve the Annual Report of the Company including the Board of Commissioners’ Supervision Duty Report for the Financial Year 2016, namely regarding the condition and operation and supervisory of the Company as substantially have been presented in the Meeting by the Board of Directors and the Board of Commissioners.”

Second Agenda

Ratification of the Company’s Financial Statements and Partnership and Community Development Program’s (Program Kemitraan dan Bina Lingkungan) Annual Report for the 2016 Financial Year and Acquittal and Discharge of all members of the Board of Directors and the Board of Commissioners.

Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Second Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	79,725,967,865 Shares or 99.587%	170,725,400 Shares or 0.213%	159,970,300 Shares or 0.200%
Resolution

”The meeting with the majority vote 79,885,938,165 (99.786%) of the total votes issued in the Meeting resolved to:

To ratify:

a.       The Company’s Consolidated Financial Statements for the Financial Year 2016 which has been audited by the Public Accountant Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report number RPC 3036/PSS/2017 dated March 2, 2017 stated with opinion “the accompanying consolidated financial statements report present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries ended as of December 31, 2016 and the financial performance and consolidated casf flow for the year ended on such date in accordance with Indonesian Financial Accounting Standards”;

b.       Partnership and Community Development Annual Report for the Financial Year 2016 which compiled pursuant to Minister of State Owned Enterprise’s Regulation which is a comprehensive accounting basis in addition to Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accountant Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report RPC-2925/PSS/2017 dated January 25, 2017 stated with opinion “the accompanying financial statements present fairly, in all material respects, financial position of Center for the Management of Partnership and Community Development Program of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk dated December 31, 2016 and financial performance and cash flow for the year ended on such date in accordance with the Non Publicly Accountable Entities Financial Accounting Standards.

-        Then, by the approval of the Company’s Annual Report for the Financial Year 2016 including Supervisory Task of the Board of Commissioner Report and the ratification of Financial Statement for the Financial Year 2016 and Annual Report on Partnership and Community Development Program for the Financial Year 2016, the Meeting hereby grant a full acquittal and discharge (volledig acquit et decharge) to members of the Board of Directors dan the Board of Commissioners who serves in the Financial Year 2016 consecutively for the managerial and supervisory actions of the Company as long as those actions are not criminal act and those actions are reflected in the Company’s Annual Report, Financial Statements (Consolidated) for Financial Year 2016 and Annual Report of Partnership and Community Development for the Financial Year 2016.”

Third Agenda	Appropriation of the Company’s Net Income for the 2016 Financial Year
Number of Shareholders who Ask Questions	1 shareholder who ask questions related to Third Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	79,822,139,834 Shares or 99.707%	112,922,096 Shares or 0.141%	121,601,635 Shares or 0.152%
Resolution

”The meeting with the majority vote 79,943,741,469 (99.859%) of the total votes issued in the Meeting resolved to:

1.       To Approve and determine the appropriation of the Company’s net profit for the Financial Year ended on the December 31, 2016 in the amount of Rp19,352,026,828,926,- (nineteen trillion three hundred fifty two billion twenty six million eight hundred twenty eigh thousand and nine hundred and twenty six Rupiah) which will be allocated to:

a.       Dividend amounting to 60% of the net profit or in the amount of Rp11,611,211,188,567.60 (eleven trillion six hundred eleven billion two hundred eleven million one hundred eighty eight thousand five hundred sixty seven point six zero Rupiah) including amount of Interim Dividend which had been distributed to shareholders on the December 27, 2016 based on the Board of Directors Meeting which had been approved by the Board of Commissioners on the December 6, 2016 in amount Rp1,919,726,695,491.40 (one trillion nine hundred ninety billion seven hundred twenty six million six hundred ninety five thousand and four hundred ninety one point four zero Rupiah), therefore the amount of cash dividend will be distributed to shareholders in amount of Rp9,691,484,493,076.18 (nine trillion six hundred ninety one billion four hundred eighty four million four hundred ninety three thousand seventy six point one eight Rupiah) and added special dividend of 10% or amount of Rp1,935,200,213,724.32 (one trillion nine hundred thirty five billion two hundred million two hundred thirteen thousand seven hundred twenty four point three two Rupiah) distributed as cash dividend, therefore dividend (either cash dividend and special dividend) to shareholders per shares of Rp117.3675 (one hundred and seventeen point three six seven five Rupiah) and specifically dividen for Government/Republic of Indonesia will be paid in accordance with prevailling laws, with notes:

-   State of Rp6,056,439,231,453.30 (six trillion fifty six billion four hundred thirty nine million two hundred thirty one thousand four hundred fifty three point three zero Rupiah);

-   Public of Rp5,570,245,475,347.20 (five trillion five hundred seventy billion two hundred forty five million four hundred seventy five thousand three hundred forty seven point two zero Rupiah)

b.       30% of Net Profit of the Company or amount of Rp5,805,615,426,634.10 (five trillion eight hundred five billion six hundred fifteen million four hundred twenty six thousand six hundred thirty four point one zero Rupiah) determined as Retairned Earning;

2.       To Approve the distribution of Cash Dividend and Special Dividend for the Financial Year 2016 will be conducted with the following conditions:

a.       those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s Shareholders on May 5, 2017 up to 16:15 Western Indonesia Standard Time;

b.       Cash Dividend and Special Dividend shall be paid all at once on May 26, 2017.

3.       To the Board of Directors granted the authorization to regulate further the procedure of dividend distribution and to announce the same with due observance of the prevailing laws and regulations in the stock exchange where the Company’s share are listed.”

Fourth Agenda	Determination of Tantieme for Year 2016, Salary and Honorarium including Facility and other Allowances for members of the Board of Directors and the Board of Commissioner for Year 2017
Number of Shareholders who Ask Questions	1 shareholder who ask questions related to Fourth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	75,533,515,425 Shares or 94.350%	4,310,195,883 Shares or 5.384%	212,952,257 Shares or 0.266%
Resolution

”The meeting with the majority vote 75,746,467,682 (94.616%) of the total votes issued in the Meeting resolved to approve:

1.       To grant authority and authorize to series A Dwiwarna shareholder to determine the amount of tantieme for financial year 2016 and to determine honorarium allowance, facility and other incentive to members of the Board of Commissioners for financial year 2017.

2.       To grant authority and authorize to the Board of Commissioners by first obtaining written approval of series A Dwiwarna Sahreholders to determine the amount of tantieme for financial year 2016 and to determine salary, allowance, facility and other incentive to members of the Board of Directors for financial year 2017.”

Fifth Agenda

Appointment of Public Accountant Firm to audit the Company’s Financial Statements for the 2017 Financial Year, including Audit of Internal Control on Financial Reporting and appointment of a Public Accountant Firm to audit the Financial Statement of the Partnership and Community Development Program for the 2017 Financial Year

Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Fifth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	74,678,068,775 Shares or 93.282%	4,680,417,219 Shares or 5.846%	698,177,571 Shares or 0.872%
Resolution

”The meeting with the majority vote 75,376,246,346 (94.154%) of the total votes issued in the Meeting resolved to approve:

1.       Reappointment of Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the Company for the Financial Year 2017 which include the audit of the Consolidated Financial Statements of the Company, and the audit of the Internal Control Audit on Financial Reporting for the Financial Year 2017 and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year 2017.

2.       Reappointment of Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to audit the appropriation of funds for the Partnership and Community Development Program for the Financial Year 2017.

3.       To grant authority to the Boards of Commissioners to:

a.       to appoint an alternate Public Accounting Firm and determine the terms and conditions of its appointment; in the event the appointed Public Accounting Firm can not perform or continue its duty for any reason including the reason of prevailling law and the agreement on the amount for audit fee is unattainable.

b.       Determine the amount of audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.”

Sixth Agenda

Ratification of Minister of State Owned Enterprise’s Regulation number PER-03/MBU/12/2016 about Changes in PER-09/MBU/07/2015 regarding State Owned Enterprise’s Partnership Program and Community Development Program

Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Sixth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	79,943,772,530 Shares or 99.859%	18,069,600 Shares or 0.023%	94,821,435 Shares or 0.118%
Resolution

”The meeting with the majority vote 80,038,593,965 (99.977%) of the total votes issued in the Meeting resolved to:

To approve the ratification of Minister of State Owned Enterprise’s Regulation number PER-03/MBU/12/2016 regarding amendment of Minister of State Owned Enterprise’s Regulation number PER-09/MBU/07/2015 regarding State Owned Enterprise’s Partnership Program and Community Development Program.”

Seventh Agenda	Changes in Company’s Article of Association
Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Seventh Agenda
The Result of Decision Making First Part	Agree	Disagree	Abstain
	79,026,929,519 Shares or 98.714%	984,936,545 Shares or 1.230%	44,797,500 Shares or 0.056%
The Result of Decision Making Second Part	Agree	Disagree	Abstain
	79,026,929,520 Shares or 98.714%	984,936,545 Shares or 1.230%	44,797,500 Shares or 0.056%
Resolution

”In the First Part:

The meeting with the majority vote 79,071,727,019 (98.770%) of the total votes issued in the Meeting resolved to approve amandment of the Articles of Association related with the right of serie A Shareholder:

In the Second Part:

The meeting with the majority vote 79,071,727,020 (98.770%) of the total votes issued in the Meeting resolved to approve amandment of the Articles of Association which is not related with the right of serie A Shareholder:

Therefore in the seventh Agenda of the Meeting resolved:

1.       To approve amendment and/or adjustment standarization of the Articles of Association of public State Owned Enterprise related with the change of right share of series A Dwiwarna by recompile all of the Articles of Association, in accordance with Letter Minster of State Owned Enterprise as proxy of shareholder seri A Dwiwarna.

2.       To grant authority to shareholder seri A Dwiwarna to amend and revise to the provisions of the Articles of Association of the Company as referred to in the event of any amendment and / or revision to the provisions issued by the competent authority including the institutions relating to the public company and / or shareholder series A Dwiwarna as necessary in the framework of submission of reporting and / or approval of amendment of the Articles of Association to the authorized institution.

3.       To grant authority to the Board of Directors of the Company with rights of substitution to restate amendment and/or adjusment of the Articles of Association of the Company into a notarial deed and further submit application approval and/or notify amendment of Articles of Association of the Company to the Minister of Law and Human Rights of the Republic of Indonesia and/or authorized institution pursuant to the prevailing laws and regulations.”

Eighth Agenda	Changes in Composition of the Board of the Company.
Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Eighth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	55,232,789,460 Shares or 68.992%	23,002,264,748 Shares or 28.733%	1,821,609,357 Shares or 2.275%
Resolution

”The meeting with the majority vote 57,054,398,817 (71.267%) of the total votes issued in the Meeting resolved to:

1.       Confirmation Honorably dismissal from their offices the following names:

a.       Mister MUHAMMAD AWALUDDIN as Director as of September 9th 2016;

b.       Mister INDRA UTOYO as Director as of March 15th 2017;

c.        Mister HONESTI BASYIR as Director as of April 20th 2017;

with appreciation for contribution of dedication and thoughts during their term as the member of the Board of Directors of the Company.

2.       Honorably dismissal mister HADIYANTO and Mister PONTAS TAMBUNAN respectively as Commissioner with appreciation for contribution of dedicaation and thoughts during their term as member of the Board of Commissioner of the Company.

3.       Changing of the nomenclature of the Board of Directors as follow:

a.       President Director to become President Director

b.       Director to become Finance Director

c.        Director to become Consumers Service Director

d.       Director to become Human Capital Management Director

e.        Director to become Network & IT Solution Director

f.        Director to become Digital & Strategic Portfolio Director

g.        Director to become Wholesale & International Service Director

h.       Director to become Enterprise & Business Service Director

4.       Diverting assignment of:

a.       Mister HARRY M ZEN formerly as Director to become Finance Director.

b.       Mister DIAN RACHMAWAN formerly as Director to become Enterprise & Business Service Director

c.        Mister HERDY ROSADI HARMAN formerly as Director to become Human Capital Management Director

d.       Mister ABDUS SOMAD ARIEF formerly as Director to become Wholesale & International Service Director

5.       To appoint the following names:

a.       Mister HADIYANTO as Commissioner;

b.       Miss DEVY W SURADJI as Commissioner;

c.        Mister CAHYANA AHMADJAYADI as Independent Commissioner;

d.       Mister MAS’UD KHAMID as Consumers Service Director;

e.        Mister ZULHELFI ABIDIN as Network & IT Solution Director;

f.        Mister DAVID BANGUN as Digital & Strategic Portfolio Director;

with the term of office effective as of the close of the Meeting and ended at the closing of the fitfth Annual General Meeting of Shareholders without prejudice to the rights of General Meeting of Shareholders to dismiss at anytime.

6.       For the members of the Board of Directors and the Board of Commissioners who are appointed as reffered in number 5 above who still serve in other positions that are prohibited under the prevailing regulation to hold multiple offices with the position as member of the Board of Commissioner and the Board of Directors of State Owned Enterprises, then the concerned must resign from his position.

7.       By the dismissal, assignment and appointment as stated in number 1 and 2, 4 and 5 above mentionded, then composition of the member of the Board of the Company are becomes as follows:

a.       Board of Directors

•   Mister ALEX J. SINAGA as President Director

•   Mister HARRY M. ZEN as Finance Director

•   Mister MAS’UD KHAMID as Consumers Service Director

•   Mister HERDY ROSADI HARMAN as Human Capital Management Director

•   Mister ZULHELFI ABIDIN as Network & IT Solution Director

•   Mister DAVID BANGUN as Digital & Strategic Portfolio Director

•   Mister ABDUS SOMAD ARIEF as Wholesale & International Service Director

•   Mister DIAN RACHMAWAN as Enterprise & Business Service Director

b.       Board of Commissioners

•   Mistress HENDRI SAPARINI as President Commissioner

•   Mister DOLFIE OTHNIEL FREDRIC PALIT as Independent Commissioner

•   Mister HADIYANTO as Commissioner

•   Miss DEVY W. SURADJI as Commissioner

•   Mister RINALDI FIRMANSYAH as Commissioner

•   Mister MARGIYONO DARSA SUMARJA as Independent Commissioner

•   Mistress PAMIYATI PAMELA JOHANNA W. as Independent Commissioner

•   Mister CAHYANA AHMADJAYADI as Independent Commissioner

8.       To authorize with the right of substitution to the Board of Directors to state resolution adopted in the Meeting into notarial deed and to appear before Notary or authorized official and to make any adjustments or corrections which are necessary when required by the competent authority for the purposes of implementation of the resolutions of the Meeting.”

Schedules and Procedure for The Distribution of 2016 Financial Year Dividend

In accordance to the resolution of the AGMS Telkom dated April 21, 2017, payment of cash dividend for the 2016 financial year is 60% of the net profit or in the amount of Rp11,611,211,188,567.60, and an additional special cash dividend of 10% of the net profit or in the amount of Rp1,935,200,213,724.32, makes total dividend per share Rp136.7465 and after deducted by the interim dividends which has been paid on 27 December 2016, the remaining dividend to be distributed is Rp117.3675 per share. The calculation does not include the shares bought back by the Company as of the Meeting date.

Schedules for The Distribution of 2016 Financial Year Dividend:

Recording Date Regular and Negotiation Market Cum Dividend Ex Dividend Cash Market Cum Dividend Ex Dividend Payment Date	= May 5, 2017 = May 2, 2017 = May 3, 2017 = May 5, 2017 = May 8, 2017 = May 26, 2017

Payment Procedures of Dividend:

1.     The dividends will be paid to the shareholders of the Company whose names are registered in the Shareholders Register of the Company on May 5, 2017 (recording date) and/or in the sub securities account in PT Kustodian Sentral Efek Indonesia (”KSEI”) at the closing of the Indonesia Stock Exchange trading session on May 5, 2017.

2.     For American Depositary Shares (“ADS”) holders, the New York Stock Exchange (“NYSE”) regulations shall prevail and payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York-Mellon (“BNY-Mellon”), for the amount of shares registered at the Register List of ADS holders at the Company’s Registrar and KSEI referring to Recording Date on May 5, 2017.

3.     For shareholders whose shares are registered at Collective Deposits in KSEI, cash dividend will be paid through the KSEI and will be distributed to Securities Companies’ or Custodian Banks’ accounts on May 26, 2017. Payment receipt will be delivered to Securities Companies and Custodian Banks in which shareholders open their accounts.

4.     For shareholders whose shares are not registered at Collective Deposits in KSEI, then:

a.        Cash dividend will be paid in cash at the nearest branch of PT Bank Negara Indonesia (Persero), Tbk (”BNI”), in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both persons should be attached to the power of attorney.

b.        The cash dividend will only be transferred by the Company to the shareholders’ bank account if:

                          i.     The amount of cash dividend received is not less than Rp500,000; and

                        ii.     The complete transfer request must be delivered at the latest on May 5, 2017 at 16.00 Western Indonesia Time to the Company’s Registrar, PT Datindo Entrycom, Jl Hayam Wuruk No.28 2nd Floor, Jakarta 10120.

5.     Tax shall be imposed in accordance with the applicable Indonesian tax regulations. The amount of tax shall be deducted from the amount of cash dividend for 2016 financial year received by each shareholders.

6.     Shareholders considered as Domestic Tax Payer in the form of entity that does not have a tax register number (Nomor Pokok Wajib Pajak/”NPWP”), should register their tax register number to KSEI or the Company’s Registrar PT Datindo Entrycom, Jl Hayam Wuruk No.28 2nd Floor, Jakarta 10120 at the latest May 5, 2017 at 16.00 Western Indonesia Time. If as of the said date KSEI or the Company’s Registrar has not received the NPWP, the cash dividend will be subject to withholding tax rate of 100% higher to the normal rate.

7.     For the shareholders considered as the off-shore Tax Payer which will use the Tax Treaty under the Agreement on the Prevention of the Imposition of Dual Taxes (P3B), it has to comply with article 26 of Law No.36 of 2008 regarding The Fourth Amendment to the Law No.7 of 1983 on Income Tax and must submit the DGT-1 or DGT-2 form which has been legalized by Indonesian Tax Service Office for Public Company to KSEI or the Company’s Registrar at the latest May 17, 2017 at 16.00 Western Indonesia Time. If as the said date, KSEI or the Company’s Registrar has not received the form, the 2016 financial year cash dividend will be subject to article 26 withholding tax law at the rate of 20%.

8.     Shareholders whose shares are registered at Collective Deposits in KSEI, may collect the dividend tax deduction slip at Securities Companies and/or Custodian Banks at which they open their accounts, and for shareholders whose shares are not registered with KSEI, the dividend tax deduction slip are available at the Company’s Registrar starting July 17, 2017.

Announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 34 paragraphs (1), (2) and (6) of Financial Service Authority Regulation No. 32/POJK.04/2014 regarding The Plan and Implementation of A General Meeting of Shareholders for an Issuer or a Public Company.

Bandung, April 26, 2017

PT Telkom Indonesia (Persero) Tbk

Board of Directors

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk
Tel.                  :  62-21-5215109

Fax.                 :  62-21-5220500

E-mail              :  investor@telkom.co.id

Website            :  www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.